SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[December 15, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  December 15, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

METSO TO SUPPLY A KRAFTLINER BOARD MACHINE TO LEE & MAN PAPER IN CHINA
(Helsinki, Finland, December 15, 2005) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply a kraftliner board machine to Lee & Man Paper Co. The machine will have an annual capacity of 400,000 metric tons and is scheduled to start up in December 2006 in Changshu, China. The total value of the order is approximately EUR 40 million.
Lee & Man Paper’s new board machine is a single-supplier delivery from Metso Paper. It will have a wire width of 7,250 mm and a design speed of 1,150 m/min. The delivery includes Metso Automation’s machine control systems.
The new machine, PM 8, to be located at Lee & Man’s Changshu mill, will produce kraftliner board grades to be used by local box plants. The Changshu area, close to Shanghai, serves as an important base for a large number of manufacturing companies in various industries.
Lee & Man Paper is one of the largest containerboard producers in China. The company, which is listed in the Hong Kong Stock Exchange, has three containerboard mills in China with the combined annual production capacity of 1.6 million metric tons. The company also owns waste paper operations in the USA and Europe, and an unbleached kraft pulp mill in the USA.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, energy industry as well as in selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed in the Helsinki and New York Stock Exchanges.
www.metso.com
For further information, please contact:
Hannu T Pietilä, Vice President, Sales, Metso Paper, tel. +358 40 503 4085
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.